Mail Stop 0407

      January 7, 2005


Marvin Rosen
Chief Executive Officer
Fusion Telecommunications International, Inc.
c/o Heitz & Associates, P.C.
345 Woodcliff Drive
Fairport, New York 14450

	RE:  	Fusion Telecommunications International, Inc.
      Registration Statement on Form S-1/A
      Filed December 22, 2004
      File No. 333-120412

Dear Mr. Rosen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Cover Page
1. We note your several changes to the registration fee table.
Please explain to us supplementally why you adjusted the amount of registration fee where the amount of securities to be registered did not change.

General

2. We reissue our prior comment number three. Include Item 201 of Regulation S-K disclosure, particularly Item 201(b), or advise us where the information is located in your prospectus. Note that you should provide the information as of a recent date.
3. We reissue prior comment number six. We do not believe that your disclosures adequately address the requirements stated in our prior comment. We believe that, absent the comprehensive disclosures in Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, inclusion of Adjusted EBITDA may be misleading. We believe that your disclosures must include the following items:

* A more detailed and company-specific discussion of the manner in which management uses Adjusted EBITDA to conduct or evaluate its business.
* A comprehensive discussion of the economic rationale for excluding each adjusting item in the reconciliation of Adjusted EBITDA to net income.
* A clear and concise explanation for each financial statement line item that reconciles Adjusted EBITDA to net income, describing the limitations in understanding the company`s performance when management excludes each line item from the non-GAAP financial measure as compared to the most directly comparable GAAP financial measure and how management compensates for these limitations.

Prospectus Summary, page 3
4. We reissue our prior comment number 12. Please generally revise your registration statement to eliminate technical and business jargon from the prospectus summary and to reduce the amount of jargon throughout the rest of the prospectus. As only a few examples, rather than use acronyms, such as "PTT" and "ISPs," consider spelling out the terms.



Risk Factors, page 9

	General
5. Revise to include a risk factor that addresses the impact on the
price of shares sold in the initial public offering in the event your
selling security holders sell at a price lower than your offering price.
6. We reissue our prior comment number 20.  Please avoid the generic
conclusions in your risk factors that a risk could have a material adverse effect or impact on you. This does not represent meaningful disclosure. Instead, please replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc. For example, under the risk factor beginning "The communications services industry . . ." on page 10, what business initiatives would be materially adversely affected and how? Also, for example, in the risk factor beginning "Breaches in our network security systems . . ." on page 13, assess the likelihood of recurrence. As another example, in the risk factor beginning "A significant portion of the proceeds of this offering will be used
.. .
.." on page 15; how and why will this use have a material adverse effect on your business? These are only a few examples.
7. Some of your risk factor captions continue to be too vague and generic, such as "Service interruptions could affect our business" and "We face additional risks because we do business on an international level." In accordance with prior comment 19, revise the captions so they reflect the risk to you or your investors.
      We have substantial past due liabilities, page 9
8. We note your inclusion of the mitigating language "While we are working to change the payment terms of certain of these liabilities .
.. .," in the revisions to this risk factor. Please further revise to remove mitigating language.

Our ability to provide services is often dependent on our suppliers .
.. ., page 11
9. We note your disclosure on page 25 that suggests you have a "primary focus on VoIP terminations to the emerging markets." We also note your statement in this risk factor that your "ability to terminate voice traffic in [y]our targeted markets is an essential component of [y]our ongoing operations." So that investors may understand the extent to which your relationships with service providers or any particular provider is important to you, please indicate any country in which 10% or more of your customers` calls terminate and assess the degree to which your service to that market is dependent upon any associated provider.

If we are unable to develop and maintain successful relationships..., page 12
10. We note your revision in this risk factor concerning your joint venture partner in India. Please indicate how much this joint venture partner owes you as of a recent date, if this amount is material. Also indicate whether this difficulty is common with your joint venture arrangements.

Service interruptions could affect our business, page 12
11. We note your revision in this risk factor concerning a service interruption in 2002 that resulted in a loss of revenues of approximately $8.2 million and a loss of gross profits of $395,000.
Please indicate your assessment of the likelihood of recurrence, including consideration of your current relationship, if any, with the service provider or of whatever issue created the interruption.

Our Indian partner currently manages Estel`s operations..., page
15
12. Revise the Business section to provide more enhanced disclosure of the strained relations between the joint venture partners in India. In this regard, you should provide readers with more insight as to the status of your relationship with your Indian partner, the extent of the "limited financial resources", the history of Estel`s failure to pay for services on a timely basis or invest capital in the joint venture and how you plan to confront these issues.

Use of Proceeds, page 17
13. We reissue our prior comment number 29.  Please include in your
table how you expect to allocate the net proceeds of the offering if
the underwriters exercise their over-allotment option.
14. We reissue our prior comment number 30.  We note that you intend
to apply almost one-third of the net proceeds from the offering on "working capital and general corporate purposes" and, as you indicate in your risk factor beginning "We have broad discretion as to the use
of the net proceeds . . . " on page 15, your business and
prospects
"may be seriously harmed" if you do not use the proceeds
"effectively."   So that investors may gauge the degree of risk
involved in investing in your securities where you will have such discretion over a significant amount of the proceeds from the offering, revise to more specifically identify the purposes for which this balance of the net proceeds is expected to be used and quantify the amount intended to be allocated to each purpose. It is not appropriate nor helpful disclosure to investors to aggregate those purposes under a generic category such as "working capital and general corporate purposes." As only one consideration for your response, will the purposes include what have been the company`s historic working capital and general corporate expenses?

Dividend Policy, page 18
15. We reissue in part our prior comment number 31. Please state the aggregate number of shares of common stock in your payment(s) during
2004.
16. We note your revision indicating that, as of December 22, 2004, you had not made the required dividend payment to the holders of your series C preferred stock. Please indicate the penalty for failure to pay by the required payment date and the aggregate amount of the dividend that was due.

Capitalization, page 19
17. It appears the pro forma column reflects the repayment of debt with offering proceeds. Your pro forma information should present the company`s capitalization immediately prior to the offering and the application of offering proceeds. Please revise accordingly or advise us. In addition, it appears you should make a similar revision when calculating the amount of pro forma net tangible book value reported in the dilution information on page 20.

Dilution, page 20
18. Please revise to clearly indicate that the company has a net tangible deficit and a net tangible deficit per share as of September
30, 2004.

Management`s Discussion and Analysis, page 23

      Results of Operations, page 27
19. We note your response to prior comment 34. On pages 25 and 27 you state that your primary revenue focus is on VoIP terminations in emerging markets. We also note that you enter into interconnect agreements with postal telephone and telegraph companies in your emerging markets. To better understand how the changes in the geographical mix of business may impact revenue and profitability, please disclose the amount of revenue generated from calls terminated in each of your emerging markets for all the periods presented. By emerging markets you may present the information by region or country as it is seen through the eyes of management.
20. We reissue in part our prior comment number 35. With regard to a discussion of any known trends, events or uncertainties, explain whether and why you expect revenues to increase, decrease, or remain the same in the upcoming year. Also, discuss whether, when and to what extent you expect to show net income, especially in light of your relatively high cost of revenues.

   Critical Accounting Policies, page 35
21. We reissue prior comment 41. We do not believe that your disclosures in the filing or the response in the letter address the issues raised in our prior comment. Please revise or advise.

Business, page 38

	General
22. We reissue in part our prior comment number 44. Currently, some of your more detailed discussion of telecommunications services you have been providing is interwoven with or subsumed by your discussion of your marketing activities. See, for example, page 42 under "Marketing", where it is not ascertainable whether the Jamaican venture will assist your efforts in only advertising your services or in being a vehicle for the provision of your telecommunications services. Please generally revise your discussion of your business operations so that investors may understand the current extent of your telecommunications services operations and then the current extent of your marketing activities. For example, consider elaborating in the appropriate places on your discussion of your services under the "Services" subsection beginning on page 38 with the service-related discussion culled from your "Marketing" section.
When describing your joint venture agreements, please include the terms of the agreements.
23. We note your disclosure on page 38, among other pages, that focus on voice termination services in "emerging markets in Asia, the Middle East, Africa, the Caribbean and Latin America." Please tell us supplementally the countries where such terminations occur and the countries in which you have "in-country partnerships" in order to facilitate your offer of services. Based upon your response, we may have further comments.
24. Please file your agreements with the Telco Group and Qwest Communications as exhibits to the Form S-1 as they appear to be material contracts pursuant to Item 601(b)(10) of Regulation S-K. Refer to our prior comment number 45.
25. We note your statement that you revised your disclosure in response to our prior comment number 47, but the revisions are not evident. Therefore, we reissue this comment. Please indicate to us supplementally how you considered whether to include disclosure under
Items 101(c)(viii), concerning backlog, and (xi), concerning research and development, of Regulation S-K or advise us where the related revisions are located.
26. We reissue our prior comment number 48. Please include the financial information about geographic areas required by Item 101(d)
of Regulation S-K, or tell us supplementally why you believe it is not required here. In lieu of detailing the information in your business section, you may include a cross-reference to an applicable note to the financial statements.
27. Revise to provide more detailed information regarding the timeframes for your plans as requested in prior comment 49. For instance, clarify when during 2005 you expect to market services to cable operators and specifically where you are in your ongoing plan to expand internationally

Ease of Deployment, page 45
28. Please indicate where you currently have points of presence so that investors may have a sense of your current ability to penetrate emerging markets and the degree to which you will need additional points of presence to implement your business strategies.

   Dynamics of the Global Communications Market, page 45
29. We reissue our prior comment number 46. Please generally revise this discussion to clarify how any market numbers you state are related to your business. Disclose how many Internet users use your products and generate revenues for you. Similarly when you describe countries in this section, please indicate whether you currently offer services in those countries or plan to do so; this will help investors in ascertaining any relevance of the information for your business.
      Competition, page 50
30. We reissue in part our prior comment number 59. To the extent reasonably known, provide quantified disclosure of your market shares in each of your markets. See Item 101(c)(x) of Regulation S-K.

Underwriting, page 72
31. We note your response to our prior comment number 79 that you expect "that the syndicate members will distribute copies of the prospectus by email, in a PDF or similar format, so that it replicates the prospectus as filed." In your plan of distribution, please describe this manner of distributing the prospectus and confirm to us supplementally whether this will be your only method of distribution and how you intend to evidence satisfaction of the prospectus delivery requirement by this method. In addition, please explain in the plan of distribution that investors are not committing to electronic-only delivery of other information, such as proxy statements and annual reports, from you after completion of this offering. Based upon your response, we may have further comments.

Financial Statements for the Year Ended December 31, 2003
32. We note your responses to prior comments 81 and 82. We note on page 14 of your S-1 where you state that there are "exchange control regulations" and "other impediments to convertibility to U.S. dollars" in markets where you provide service which may result in revenues that you would be "unable to repatriate outside of the country in which they are earned." Please advise us why these apparent restrictions are not restrictions on dividends and net assets as contemplated by Rule 4-08(e) (1) and (3) of Regulation S-X, respectively.
33. We note in your response to comment 88 that you consolidate the
Estel Communication Pvt. Ltd. joint venture. In light of the fact that your Indian partner manages Estel and owns a majority interest in it, your basis for consolidating it is unclear. Please explain to us the basis for your policy and clarify your disclosure. In your response, please tell us if your joint venture partner has any substantive participating rights as contemplated in EITF No. 96-16 or any important rights as contemplated in paragraph .09 of SOP 78-9. If your joint venture partner does not have any such rights, please disclose this fact in the footnotes to your financial statements.
34. We note your response to prior comment 96. We note that on page
F-46 you describe the "contingent event" and the "triggering event" in reference to EITF 00-27. Please disclose and clarify what the contingent or triggering event is.

35. We note your response to prior comment 98. Please disclose that you have one reportable segment in accordance with SFAS 131 and disclose, in accordance with paragraph 26(a), that you aggregated a number of operating segments to create the one reportable segment. Please also disclose, in accordance with paragraph 37, the revenues from external customers for each product and service.

36. Supplementally, tell us how many operating segments you have and how you determined that number in accordance with paragraph 10 of SFAS 131. Furthermore, describe for us how you determined the similar economic characteristics requirement in paragraph 17, allowing you to aggregate your operating segments into one reportable segment.
37. We note your response to prior comment 100. Please also disclose on page F-53, and elsewhere as applicable, that the rights of a holder of a Class A common share are identical in all respects to the common stock except as described in your disclosure.
38. We reissue our previous comment 101. In this regard, we note this is a firmly underwritten offering with a valuation of your common stock established by professionals in a period contemporaneous with the November 2004 note issuance and refinancing. We will evaluate your MD&A disclosure in connection with your next revision as the terms of the IPO become finalized regarding the impact of the
November 2004 note issuance and the refinancing disclosed on page
F-
53.
Interim Financial Statements
39. Please comply with all of the above comments as applicable.

Alternate Cover Page for Selling Securityholder Prospectus, page
A-1
40. We reissue prior comment 106. Given that the registration statement containing the selling shareholder prospectus will be declared effective when there is no existing market for the securities, you must state the price (or a range of prices in accordance with Rule 430A) at which the shareholders will sell their shares on the cover page of the prospectus. In the absence of a market price, merely disclosing that shares may be sold at market or negotiated prices does not satisfy the requirements of Schedule A of the Securities Act of 1933 and Item 501(b)(3) of Regulation S-K. Please revise to include a fixed price or price range in the selling shareholder prospectus and plan to file a post-effective amendment to switch to a market price when the shares begin trading on the AMEX.

Plan of Distribution, page A-4
41. We note your response to our prior comment number 107. Please name any selling securityholders that are broker-dealers, such as Capital Group LLC, and state on your cover page, in the prospectus summary and in the plan of distribution that such selling securityholder is a statutory underwriter.

42. We note your response that some of the selling security holders are affiliates of a broker-dealer. In addition to the Item 507 and
Item 508 of Regulation S-K information that you have included, your prospectus also should state, if true:

* that such seller purchased in the ordinary course of business;
and

* at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If you cannot provide this representation for each affiliate, tell us supplementally.
43. We note your response to our prior comment number 108 and will look for disclosure of the natural persons in a future pre-effective amendment.

Undertakings, page II-5
44. Since it appears you intend to do a Rule 415 offering, please add back the undertaking required by Item 512(a) of Regulation S-K.

Exhibits
45. We reissue in part our prior comment number 113. With your next amendment, please provide us with at least draft copies of the legality opinion. We will need adequate time to review and comment upon it.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	You may contact Joseph Cascarano, Staff Accountant, at (202) 824-5357, or Robert Littlepage, Accountant Branch Chief, at (202) 942-1947, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at (202) 942-1916, or me, at (202) 942-
1797,
with any other questions.


					Sincerely,



					Michele M. Anderson
					Legal Branch Chief


cc:	via facsimile (212) 813-9768
      Arthur S. Marcus, Esq.
	Gersten, Savage, Kaplowitz, Wolf & Marcus

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Mr. Rosen
Fusion Telecommunications International, Inc.
January 7, 2005
Page 12